INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

December 31, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust –File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Chilton Realty Income & Growth Fund

Ladies and Gentlemen:

This letter summarizes responses to the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on December 2, 2013 on the Registrant’s registration statement filed on Form N-1A with respect to the Chilton Realty Income & Growth Fund (the “Fund”), a series of the Registrant.  In connection with a telephone discussion with Ms. Dubey on December 20, 2013, the Registrant filed a correspondence containing responses and revisions pertaining to the section titled “Prior Performance for Similar Accounts Managed by Sub-Advisor” and Ms. Dubey provided additional comments on the correspondence on December 27, 2013 by telephone.

Responses to all of the comments aforementioned above are included below and, as appropriate, are reflected in Post-Effective Amendment No. 444 to registration statement on Form N-1A (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

Fees and Expenses of the Fund

1.	Provide the completed table and the Expense Example table to the Commission staff before effective date.

Response:  The completed Fees and Expense and Expense Example tables were provided to Ms. Dubey via email on December 17, 2013

2.
Include, as an exhibit to the Amendment, a copy of the fee waiver agreement with the Funds’ investment advisor that is referenced in footnote 5 to the Fees and Expenses Table and confirm that the term of the contractual agreement will be no less than one year from the effective date of the Fund’s registration statement.

Response:  The Registrant confirms that the term of the expense limit agreement is at least one year from the effective date.  The Registrant has included a copy of the Operating Expense Limitation Agreement as an Exhibit to the Amendment.

3.	Consolidate footnotes 2 and 3 disclosures on 1% CDSC.

Response:  The Registrant has made the requested revision.

4.	Explain the “x” appearing on the “Other Expenses” line item under “C Shares” included in the Fees and Expense table provided on December 17, 2013.

Response:  The “x” was a typo and has been deleted.

5.	Add “acquired fund fees and expenses” to the parenthetical disclosure of excluded expenses in footnote 5 to the Fees and Expenses table.

Response:  The Registrant has made the requested revision.

Expense Example

6.	Confirm in the response letter that the expense amount reflect only the contractual period of the operating expenses limitation agreement.

Response:  The Registrant confirmed that the amounts under expense Example reflect only the one year contractual period of the operating expenses limitation agreement.

Principal Investment Strategies

7.	The last sentence of the fifth paragraph states that the Fund may invest in fixed-income securities. Disclose the Fund’s maturity and credit policy on fixed-income securities.

Response:  The Registrant has added disclosure to state that the Fund may invest in fixed-income securities “with maturities typically between one year and ten years, which may include debt securities that are rated below investment grade, or unrated securities that the Sub-Advisor determines to be of comparable credit quality.”

8.
The second to the last paragraph of the section states that the Fund does not intend to use leverage as a principal investment strategy.  Delete this statement from the Summary Section if leverage is not a principal investment strategy.  See Item 4(a) of Form N-1A.

Response:  The Registrant has made the requested revision.

9.
This section states that the Fund may utilize derivatives.  If investment in derivatives is a principal strategy of the Fund, please add the corresponding risks of investing in derivatives.  In addition, disclose how the Fund’s derivatives positions will count towards the Fund’s 80 percent policy of investing in equity securities of the real estate sector.

Response:  The Registrant has received confirmation from the Fund’s advisor that derivatives will not be a principal investment of the Fund.  Accordingly, the disclosure regarding derivatives had been deleted in the Summary Section.  The Registrant believes the removal of derivatives as a principal investment address the comment regarding use of derivatives toward the Fund’s 80% policy.

10.
Leveraging risk states that the Fund may enter into “futures contracts … short positions …” If futures contracts and short selling are principal strategies, add disclosures to the principal investment strategies to reflect these investments.  In addition, if short selling is a principal strategy, confirm in the response letter that dividend and interest expenses on short sells are reflected in the Fees and Expenses table.

Response:  The Registrant has received confirmation from the Fund’s advisor that the Fund does not intend to enter into futures contracts or engage in short sales.  As stated in our response to comment 9 above, the leverage risk disclosure has been removed.

11.
In light of the disclosure regarding portfolio turnover risk that is set forth as a principal risk in the Summary Section, please add disclosure that the Fund may engage in active and frequent trading of portfolio securities under Principal Investment Strategies.

Response:  The Registrant has received confirmation from the Fund’s advisor that the Fund does not intend to engage in active and frequent trading.  Accordingly, the portfolio turnover risk disclosure under “Principal Risks of Investing” has been removed.

Management of the Fund

The Advisor and Sub-Advisor

12.	Include a statement that a discussion regarding the basis for the fund Board’s approval of the investment advisory and sub-advisory agreements. See Item 10(a)(1)(iii) of Form N-1A.

Response:  The Registrant has added the requested disclosure.

Portfolio Managers

13.	Disclose if the portfolio managers are jointly and primarily responsible for the day to day management of the Fund’s portfolio. See Instruction 2 to Item 10 of Form N-1A.

Response:  The Registrant has added the requested disclosure.

Prior Performance for Similar Accounts Managed by Sub-Advisor

14.
Confirm in the response letter whether the sub-advisor and the portfolio managers while at Salient Partners, LP, managed any registered investment companies with investment objectives and strategies substantially similar to those of the Fund, during the periods presented.

Response:  The Registrant has received confirmation from the Fund’s advisor that the sub-advisor and the portfolio managers while at Salient Partners LP, did not manage any registered investment companies with investment objectives and strategies substantially similar to the Fund during the performance return periods presented in this section.

15.
Provide a separate performance return table for the period while the portfolio managers were at the prior firm, Salient Partners LP and a performance returns table for the Chilton REIT Strategy composite for the period July 2011 forward.  This is because the inclusion of the portfolio managers’ performance at a prior firm is in reliance on the “Bramwell” no action letter and the inclusion of the sub-advisor’s strategy composite is in reliance on the “Nicholas-Applegate” no action letter.

Response:  The Registrant has made the requested revisions.

16.	Disclose the policy of removing accounts that fell below $25,000 including a statement that no accounts were removed, if applicable.

Response:  The Registrant has added the below statement:

“Accounts would be removed from a composite if they fall below $25,000.  Since inception, only those accounts that fell below $25,000 due to cash withdrawals have been removed from a composite.   Since inception, no accounts have been removed from a composite for falling below $25,000 due to market fluctuations.”

How to Buy Shares

17.	It states on page 20 that the transfer agent currently charges $15.00 for each redemption from an IRA account. Please clarify if the $15 is a redemption fee.

Response:  The Registrant confirms that the $15 is an annual IRA account maintenance fee, not a redemption fee.  Accordingly, the above referenced statement has been deleted.

Sales Charge Schedule - A Shares

18.	Disclose that the sales loads information are available free of charge on the Fund’s web site. See Item 12(a)(5) to Form N-1A.

Response:  The Registrant has made the requested revision.

Taxes

19.
The third paragraph of this section states that distribution in excess of the Fund’s profits and earnings will be treated as a return of capital.  If the Fund expects to have return of capital distributions, add the statement that “A return of capital is not taxable but it reduces the shareholder’s basis in the Fund shares and may subject shareholders to tax consequences in connection with the sale of the Fund shares even if the shares were sold at a loss from the shareholder’s original investment.”

Response:  The Registrant has added the following statement: “A return of capital is not taxable, but it reduces a shareholder’s basis in the Fund and may subject shareholders to tax consequences in the future in connection with the sale of his or her Fund shares even if they are sold at a loss from the shareholder’s original investment.”

STATEMENT OF ADDITIONAL INFORMATION

Swap Agreements

20.	The disclosures beginning with the third sentence in the second paragraph of this section seem to be discussions on options, not swap agreements. Please clarify or revise.

Response:  The Registrant has removed the disclosures pertaining to options contracts from this section.

Proxy Voting Policy

21.
The disclosure refers to two sets of proxy voting policies that the Fund will use to determine how to vote proxies relating to portfolio securities:  the Trust “Policies” and the “Advisor’s Proxy Policies.”  Only the “Sub-Advisor’s Proxy Policies” are attached as Appendix B.  Please also attach the Trust “Policies” as part of Appendix B and revise this disclosure to state that it includes the Trust Policies as well.

Response:  The Registrant has included the Trust’s proxy voting policy and procedures as part of Appendix B to the SAI.  The Registrant has also revised the disclosure to state “See Appendix B for the Trust Policies and Sub-Advisor’s Proxy Policies.”

Portfolio Holdings Information

22.
The second sentence on page B-50 states that Fund management may make publicly available its portfolio holdings by making such information available to any person who calls the Fund’s toll-free number no earlier than five days after the date of such information.  The next sentence states that once available in this manner, such portfolio holdings information will be deemed to be public.  Please explain to us why it is appropriate to disclose portfolio holdings information in this manner and to then deem such information public.  Also, please disclose how the Fund will deem such information to be public (e.g., the information will be posted immediately on the Fund’s website).

Response:  The Registrant has revised the disclosure to state that “Management of the Fund may make publicly available its portfolio holdings on the Fund’s public website no earlier than five days after the date of such information (e.g., information as of January 31 may be made available no earlier than February 5).”

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rita Dam (626.914.1041) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/Rita Dam
Rita Dam
Treasurer